Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2023	2022

INCOME
Operating Revenues:
Utility Revenues	$832,081	$972,850
Exploration and Production and Other Revenues	935,500	1,043,322
Pipeline and Storage and Gathering Revenues	272,693	282,176
	2,040,274	2,298,348

Operating Expenses:
Purchased Gas	322,950	461,661
Operation and Maintenance:
Utility	208,592	196,766
Exploration and Production and Other	132,222	172,827
Pipeline and Storage and Gathering	150,949	139,904
Property, Franchise and Other Taxes	88,910	102,885
Depreciation, Depletion and Amortization	428,763	377,811
	1,332,386	1,451,854
Gain on Sale of Assets	—	12,736
Operating Income	707,888	859,230

Other Income (Expense):
Other Income (Deductions)	15,552	5,886
Interest Expense on Long-Term Debt	(110,806)	(119,982)
Other Interest Expense	(22,369)	(12,532)

Income Before Income Taxes	590,265	732,602

Income Tax Expense	150,068	129,284

Net Income Available for Common Stock	$440,197	$603,318

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$4.79	$6.59

Diluted:
Net Income Available for Common Stock	$4.77	$6.54

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,832,178	91,489,650

Used in Diluted Calculation	92,308,466	92,198,015